SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2017
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: February 28, 2017

List of materials

Documents attached hereto:

i) Press release announcement Sony Pictures Networks India completes first phase of two-phase acquisition of TEN Sports Network from Zee

February 28, 2017
Sony Corporation

SONY PICTURES NETWORKS INDIA COMPLETES FIRST PHASE OF TWO-PHASE ACQUISITION OF TEN SPORTS NETWORK FROM ZEE

Mumbai, February 28, 2017 – Sony Pictures Networks India (“SPN”), a wholly-owned subsidiary of Sony Corporation (“Sony”), made the announcement noted above.

The announcement relates to the acquisition of TEN Sports Network by SPN and its affiliates from Zee Entertainment Enterprises Limited and its subsidiaries (“ZEE”). This acquisition was announced on August 31, 2016 in the press release entitled “Sony Pictures to Acquire Ten Sports Network in India from ZEE”.

SPN and ZEE completed the first phase of a two-phase acquisition of the TEN Sports Network in a majority of the countries and territories where TEN Sports Network operates, including India, and 330 million U.S. dollars was paid to ZEE by SPN and its affiliates.

Certain other operations and assets will be included in the final phase of the acquisition, subject to certain closing conditions, which is expected to be completed in the next few months.

For the captioned announcement of SPN, please refer to the attached press release.

This transaction is not anticipated to have a material impact on Sony's forecast for its consolidated financial results for the fiscal year ending March 31, 2017.

SONY PICTURES NETWORKS INDIA COMPLETES FIRST PHASE
OF TWO-PHASE ACQUISITION OF
 TEN SPORTS NETWORK FROM ZEE

Press Release
Mumbai, February 28, 2017

Sony Pictures Networks India (SPN) and its affiliates have completed the first phase of a two-phase acquisition of the TEN Sports Network from Zee Entertainment Enterprises Limited (ZEE) and its subsidiaries.

Following the completion of this phase of the acquisition, SPN’s cluster of nine sports channels will now include:
•	Sony SIX and Sony Six HD
•	Sony ESPN and Sony ESPN HD
•	TEN 1, TEN 1 HD, TEN 2, TEN 3, and TEN Golf HD

Certain other operations and assets will be included in the final phase of the acquisition, subject to certain closing conditions, which is expected to be completed in the next few months.

Comments:

NP Singh, CEO, Sony Pictures Networks India

“I am delighted that the teams from SPN and ZEE have completed this core phase of the transaction in good time. SPN is now equipped, better than ever, to offer its viewers premium sporting content with a sports portfolio that includes every major sport and many international as well as domestic leagues. We are now stepping into the integration process to facilitate a seamless transition.”

Punit Goenka, Managing Director, Zee Entertainment Enterprises Limited

“Great job done by the teams from SPN and ZEE in facilitating the closure of this phase of the transaction. I am confident that the TEN Sports Network will reach new levels of consumer engagement under the nurturing guidance of SPN. I wish them the best. I’ll be tuning in regularly.”

About Sony Pictures Networks India (SPN):

Sony Pictures Networks India (SPN), (formerly Multi Screen Media Private Ltd.), is a subsidiary of Sony Corporation which owns and operates the Sony Entertainment network of television channels.

As a leading television network in India, SPN comprises of 22 channels including Sony Entertainment Television (SET), one of India's leading Hindi general entertainment television channels; MAX, India's premium Hindi movies and special events channel; MAX 2, a second Hindi movie channel showcasing great Indian Cinema; MAX HD, a high definition Hindi movie channel airing premium quality films; WAH, the FTA Hindi Movie channel for rural audiences SAB, a family comedy entertainment channel; PIX, the English movie channel; Le Plex HD showing critically-acclaimed Hollywood films; AXN, the leader amongst English Entertainment Channels; AATH, the Bangla movie channel; MIX a refreshing Hindi music channel; ROX HD, a channel for contemporary Hindi music; SIX and SONY ESPN – the cluster of sports entertainment channels; SonyLIV - the Digital Entertainment VOD platform and SPN Productions, the networks’ Bollywood film production arm.

Sony Pictures Networks India is in its 22nd year in India.

About Zee Entertainment Enterprises Limited (ZEE)

Zee Entertainment Enterprises Ltd., is one of the leading global content company. With an extensive content library housing over 222,000+ hours of television content and rights to more than 3,818 movie titles from foremost studios and of iconic film stars, ZEE entertains over 1 billion viewers across 171+ countries.
ZEE has a strong presence across the media and entertainment value chain including Broadcasting, Films, Digital, Theatre, LIVE Events & Talent. ZEE also operates multiple digital offerings like Ditto TV, OZEE and India.com.
More information about ZEE and its businesses is available on www.zeetelevision.com
Official Social Media Platforms:
Twitter: ZEECorporate/Twitter.com
Facebook: ZEECorporate/Facebook.com
Linkedin: Linkedin.com/Company/ZEECorporate

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